                                                                     EXHIBIT 5.2




                         [TEXAS INDUSTRIES LETTERHEAD]



                 F O R    I M M E D I A T E    R E L E A S E

                    TEXAS INDUSTRIES REVISES OFFER TO MERGE
                              WITH CHAPARRAL STEEL

DALLAS, TEXAS - JULY 25, 1997 - The Board of Directors of Texas Industries, Inc. (NYSE-TXI) today announced that it has made a revised offer to merge with Chaparral Steel Company, TXI's 85%-owned subsidiary. Under the terms of the revised offer, holders of the publicly traded shares of Chaparral would receive cash consideration of $15.50 per share.



--------------------------------------------------------------------------------

                                COMPANY PROFILE

TXI is a growth company that achieves superior financial performance through market leadership, technological excellence, innovation and low cost manufacturing.

We operate two principal business units: TXI is the largest producer of cement in Texas and a major supplier of aggregate and concrete products there and in Louisiana and California. Through Chaparral Steel, TXI is a significant producer of structural and bar steel products for the North American construction and specialty steel markets. In addition, TXI is a leading North American recycyling company.

TXI shares are traded on the New York Stock Exchange under the symbol "TXI".

--------------------------------------------------------------------------------





                                     # # #